Exhibit 99.3

Brookfield Renewable Energy Partners L.P. and Isagen S.A. E.S.P.

UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2015

The unaudited pro forma consolidated and combined balance sheet and statement of income as at for the year ended December 31, 2015 (collectively the “unaudited pro forma consolidated and combined financial statements”) have been prepared by Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) and give effect to the acquisition on January 22, 2016 of a 57.6% controlling interest in Isagen S.A. E.S.P. (“Isagen”) by Brookfield Renewable, including non-recourse financing secured by Brookfield Renewable and its institutional partners, Brookfield Renewable’s acquisition facility and existing liquidity, and capital contributed by non-controlling interests to finance the acquisition, as if such transactions had occurred on December 31, 2015 and on January 1, 2015, respectively.  Brookfield Renewable is the general partner of and effectively controls the entity that acquired the 57.6% interest in Isagen.

Under Colombian law, following the closing of the acquisition, the consortium is required to conduct two mandatory tender offers (collectively, the “MTOs”) with respect to the remaining Isagen shares at the same price per share paid for the 57.6% controlling interest. Accordingly, the unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2015 and the unaudited pro forma consolidated and combined balance sheet as at December 31, 2015 have also been prepared assuming the acquisition of a 100% interest in Isagen.  See Note 1 – Description of the transaction and Note 5 – Financing of acquisition and mandatory tender offers.  However, less than all of the remaining outstanding Isagen shares may be tendered to the MTOs therefore, Brookfield Renewable’s additional ownership interest and investment will depend on the number of Isagen shares tendered.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the aforementioned transactions, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results. The unaudited pro forma consolidated and combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma consolidated and combined financial statements. In addition, the unaudited pro forma consolidated and combined financial statements were based on and should be read in conjunction with the:

•         separate audited consolidated financial statements of Brookfield Renewable as at December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015 and the related notes, included in Brookfield Renewable’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov; and

•         separate audited financial statements of Isagen as at December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013 and the related notes included as Schedule A to this Business Acquisition Report.

The unaudited pro forma consolidated and combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined entity’s financial position or results of operations actually would have been had the acquisition of Isagen or the related financing transactions been completed as of the dates indicated. In addition, the unaudited pro forma consolidated and combined financial statements do not purport to project the future financial position or operating results of the combined entity. There were no material transactions between Brookfield Renewable and Isagen during the period presented in the unaudited pro forma consolidated and combined financial statements that would need to be eliminated.

With respect to the preliminary estimated fair value of acquired assets and assumed liabilities and other adjustments related to the acquisition of Isagen by Brookfield Renewable, the unaudited pro forma consolidated and combined financial statements have been prepared using the acquisition method of

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements accounting, in accordance with IFRS 3, Business Combinations, under which, the total fair value of the consideration transferred will be assigned to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition, with any difference allocated to goodwill.

The pro forma adjustments described in the accompanying notes to the unaudited pro forma consolidated and combined financial statements are based on estimates and assumptions made by management, all of which are preliminary and have been made solely for the purpose of preparing the unaudited pro forma consolidated and combined financial statements. Changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the final fair value determinations may differ from those set forth in the unaudited pro forma consolidated and combined financial statements and such differences may be material.

In addition, the unaudited pro forma consolidated and combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined entity may achieve as a result of the acquisition of Isagen, the costs to integrate the operations of Brookfield Renewable and Isagen or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

During the year ended December 31, 2015, the following acquisitions, disposition, and construction and development activities of Brookfield Renewable took place:

•         A total of 611 MW of renewable energy operating and development projects were acquired by Brookfield Renewable and its institutional partners. Brookfield Renewable will retain an approximate 40% controlling interest:

§  488 MW renewable power generation portfolio in Brazil, comprised of 163 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity. The portfolio is expected to generate 1,783 GWh annually. The acquisition also included a 55 MW biomass development project  expected to be fully commissioned in 2016 and generate 216 GWh; and

§  123 MW wind portfolio in Portugal expected to generate 260 GWh annually.

•         Acquired an approximately 1,200 MW wind development pipeline in Scotland and Brookfield Renewable retains a 100% interest in this pipeline

•         Together with its institutional partners, Brookfield Renewable completed the sale of a 102 MW wind facility in California. Brookfield Renewable had retained an approximate 22% controlling interest

•         Fully commissioned three Irish wind facilities totaling 137 MW, expected to generate 382 GWh annually. Brookfield Renewable retains an approximate 40% controlling interest in these facilities

None of these transactions are “significant transactions” requiring the filing of a Business Acquisition Report under applicable securities laws or directly attributable to the acquisition of Isagen and, as such, the unaudited pro forma consolidated and combined financial statements have not been adjusted to give effect to these transactions as if they had occurred on January 1, 2015.

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
PRO FORMA CONSOLIDATED AND COMBINED BALANCE SHEET
AS AT DECEMBER 31, 2015
			57.6%		100%
				Brookfield		Brookfield
				Renewable		Renewable
UNAUDITED	Brookfield		Pro forma	and Isagen	Pro forma	and Isagen
(MILLIONS)	Renewable	Isagen	adjustments	Combined	adjustments	Combined
Notes		3	4,5,6,7		4,5,6,7
Assets
Current assets
Cash and cash equivalents	$63	$115	$26	$204	$(20)	$184
Restricted cash	198	-	9	207	20	227
Trade receivables and other current assets	256	195	10	461	-	461
Financial instrument assets	26	-	-	26	-	26
Due from related parties	57	-	-	57	-	57
	600	310	45	955	-	955
Financial instrument assets	6	-	-	6	-	6
Equity-accounted investments	197	-	-	197	-	197
Property, plant and equipment, at fair value	18,358	2,313	2,730	23,401	-	23,401
Deferred income tax assets	157	-	-	157	-	157
Goodwill	-	-	653	653	-	653
Other long-term assets	189	13	1	203	-	203
	$19,507	$2,636	$3,429	$25,572	$-	$25,572
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$284	$116	$133	$533	$(3)	$530
Financial instrument liabilities	127	-	-	127	-	127
Due to related parties	64	-	-	64	-	64
Current portion of long-term debt	770	98	343	1,211	304	1,515
	1,245	214	476	1,935	301	2,236
Financial instrument liabilities	64	-	-	64	-	64
Long-term debt and credit facilities	6,568	1,080	418	8,066	335	8,401
Deferred income tax liabilities	2,695	215	862	3,772	-	3,772
Other long-term liabilities	172	37	121	330	-	330
	10,744	1,546	1,877	14,167	636	14,803
Equity
Non-controlling interests
Preferred equity	610	-	-	610	-	610
Participating non-controlling interests - Isagen	-	-	1,417	1,417	(1,417)	-
Participating non-controlling interests - in
operating subsidiaries	2,587	-	1,227	3,814	786	4,600
General partnership interest in a holding
subsidiary held by Brookfield	52	-	-	52	-	52
Participating non-controlling interests - in
a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	2,559	-	(1)	2,558	(2)	2,556
Preferred limited partners' equity	128	-	-	128	-	128
Shareholders' equity	-	1,090	(1,090)	-	-	-
Limited partners' equity	2,827	-	(1)	2,826	(3)	2,823
	8,763	1,090	1,552	11,405	(636)	10,769
	$19,507	$2,636	$3,429	$25,572	$-	$25,572

The accompanying notes are an integral part of these pro forma financial statements.

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015
			57.6%		100%
				Brookfield		Brookfield
				Renewable		Renewable
UNAUDITED	Brookfield		Pro forma	and Isagen	Pro forma	and Isagen
(MILLIONS, EXCEPT AS NOTED)	Renewable	Isagen	adjustments	Combined	adjustments	Combined
Notes		3	5, 7		5, 7
Revenues	$1,628	$1,035	$-	$2,663	$-	$2,663
Other income	122	7	-	129	-	129
Direct operating costs	(552)	(608)	-	(1,160)	-	(1,160)
Management service costs	(48)	-	(3)	(51)	(5)	(56)
Interest expense – borrowings	(429)	(141)	(42)	(612)	(31)	(643)
Share of earnings from equity-accounted investments	10	-	-	10	-	10
Unrealized financial instruments loss	(9)	-	-	(9)	-	(9)
Depreciation	(616)	(88)	(63)	(767)	-	(767)
Other	(63)	(25)	-	(88)	-	(88)
Income before income taxes	43	180	(108)	115	(36)	79
Income tax recovery
Current	(18)	(30)	-	(48)	-	(48)
Deferred	78	(42)	21	57	-	57
	60	(72)	21	9	-	9
Net income (loss)	$103	$108	$(87)	$124	$(36)	$88
Net income (loss) attributable to:
Non-controlling interests
Preferred equity	$30	$-	$-	$30	$-	$30
Participating non-controlling interests - Isagen	-	-	28	28	(28)	-
Participating non-controlling interests - in
operating subsidiaries	69	-	1	70	2	72
General partnership interest in a holding
subsidiary held by Brookfield	-	-	-	-	-	-
Participating non-controlling interests - in
a holding subsidiary - Redeemable
/Exchangeable units held by Brookfield	1	-	(4)	(3)	(4)	(7)
Preferred limited partners' equity	1	-	-	1	-	1
Shareholders' equity	-	108	(108)	-	-	-
Limited partners' equity	2	-	(4)	(2)	(6)	(8)
	$103	$108	$(87)	$124	$(36)	$88
Basic and diluted earnings (loss) per LP Unit	$0.01			$(0.01)		$(0.06)

The accompanying notes are an integral part of these pro forma financial statements.

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements brookfield renewable energy partners l.p.

notes to the unaudited PRO FORMA consolidated AND COMBINED financial statements

1.  DESCRIPTION OF THE TRANSACTION

On January 22, 2016, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), along with its institutional partners, acquired an initial 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government (the “Isagen Acquisition”). Aggregate consideration was approximately $1.9 billion (COP 6.5 trillion) for the initial 57.6% interest.  Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of six, largely reservoir-based, hydroelectric facilities.  Annual generation is expected to approximate 15,000 GWh. Brookfield Renewable’s initial investment is $225 million for an approximate 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners. Brookfield Renewable is the general partner of and effectively controls the entity that acquired the 57.6% interest in Isagen.

Isagen is currently a listed entity in Colombia and the remaining 42.4% is owned by public shareholders (the “Isagen Public NCI”).  Following the closing of the Isagen Acquisition, the consortium is required to conduct two mandatory tender offers for the Isagen Public NCI at the same price per share paid for the 57.6% controlling interest (the “MTOs”). If the consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximate $1.4 billion (COP 4.8 trillion) would be invested by the consortium. Brookfield Renewable’s interest in Isagen would then increase to approximately 23% and a further approximate $400 million would be invested by Brookfield Renewable.

Brookfield Renewable has no control over how many Isagen Public NCI shares will be tendered to the MTOs. However, less than all of the remaining outstanding Isagen shares may be tendered to the MTOs and, if this is the case, Brookfield Renewable’s additional ownership interest and investment will depend on the number of Isagen shares tendered.  The impact of the MTOs on the unaudited pro forma consolidated and combined balance sheet and statement of income as at, and for the year ended December 31, 2015 (collectively the “unaudited pro forma consolidated and combined financial statements”) would approximate the above adjustments, based on the proportion of the Isagen Public NCI shares ultimately acquired under the MTOs.

The purchase price for the acquisition of 57.6% of Isagen was financed by non-recourse financing secured by Brookfield Renewable and its institutional partners, Brookfield Renewable’s acquisition facility and existing liquidity, and capital contributed by non-controlling interests. The financings and anticipated financings for the Isagen Acquisition and Isagen Public NCI, respectively, are further discussed in Note 5 – Financing of acquisition and mandatory tender offers.

Gross consideration of $1,979 million represents: acquisition of the initial 57.6% interest in Isagen ($1,926 million), financing and acquisition costs ($24 million), restriction of cash per the terms of a credit agreement ($9 million), and excess cash to fund follow-on investments in Isagen and expenses ($20 million) at an exchange rate $1 = COP 3,368.  The expected financing for the MTOs are based on assumptions discussed further and at an exchange rate $1 = COP 3,300.

2.  BASIS OF PREPARATION

The audited consolidated financial statements as at and for the year ended December 31, 2015 of Brookfield Renewable and Isagen were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the  International Accounting Standards Board.

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements

Reclassification adjustments have been made to Isagen’s historical financial statements to provide a consistent basis of presentation and classification with the consolidated financial statements of Brookfield Renewable.  Note 3 – Reclassification adjustments in connection with Isagen’s historical financial statements provides a description of these adjustments.

The accounting policies used in the preparation of the unaudited pro forma consolidated and combined financial statements are consistent with those described in the audited consolidated financial statements of Brookfield Renewable for the year ended December 31, 2015, except for the following:

Brookfield Renewable has elected to account for the initial acquisition of the 57.6% controlling interest in Isagen as a separate transaction and will account for the additional interests in Isagen purchased under the MTOs as an equity transaction related to the acquisition of non-controlling interest in accordance with IFRS 10, Consolidated Financial Statements.  In accordance with our election, the remaining 42.4% ownership interest in Isagen, will be reflected at fair value of $1.4 billion at the acquisition date and recorded as non-controlling interest.  For purposes of the unaudited pro forma consolidated and combined financial statements, Brookfield Renewable has presented the acquisition of Isagen both assuming only the acquisition of the initial 57.6% controlling interest and separately assuming the subsequent acquisition of the 42.4% non-controlling interest under the MTOs.

The unaudited pro forma consolidated and combined financial statements do not include all of the information and disclosures required by IFRS for annual financial statements and should be read in conjunction with the consolidated financial statements of Brookfield Renewable and the financial statements of Isagen that are incorporated by reference or included in this Business Acquisition Report.

Under IFRS 3, Business Combinations, the Isagen Public NCI has been adjusted to fair value in the pro forma consolidated and combined financial statements and is reported as a separate component of non-controlling interests.

Figures presented in $ are in United States (“U.S”) dollars and COP are in Colombian pesos.

All figures are presented in millions of U.S. dollars unless otherwise noted.

3. RECLASSIFICATION ADJUSTMENTS IN CONNECTION WITH ISAGEN’S HISTORICAL FINANCIAL STATEMENTS

Brookfield Renewable’s financial statements are presented in U.S. dollars. Accordingly, financial information of Isagen used to prepare the unaudited pro forma consolidated and combined financial statements were translated from Colombian Pesos to U.S. Dollars using the following exchange rates: 1) average for the year ended December 31, 2015 was $1 = COP 2,749; and 2) closing rate at December 31, 2015 was $1 = COP 3,175.  Certain reclassifications have been made to the historical financial statements of Isagen to conform to the presentation adopted by Brookfield Renewable.

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements

The following table summarizes reclassifications made to the Isagen balance sheet as at December 31, 2015 to conform to Brookfield Renewable’s presentation:

	As presented		Total adjusted	As presented
UNAUDITED	Isagen	Adjustments	Isagen	in Pro forma
(MILLIONS)	COP	COP	COP	US$
Assets
Current assets
Cash and cash equivalents	$-	$364,514	$364,514	$115
Cash and banks	364,513	(364,513)	-	-
Inventories	97,705	(97,705)	-	-
Commercial receivables accounts
other receivable accounts	475,313	(475,313)	-	-
Current assets	43,534	(43,534)	-	-
Cash equivalents	1,822	(1,822)	-	-
Trade receivables and other current assets	-	618,373	618,373	195
	982,887	-	982,887	310
Intangible assets	73,535	(73,535)	-	-
Property, plant and equipment, net	7,268,038	(7,268,038)	-	-
Property, plant and equipment	-	7,341,573	7,341,573	2,313
Long-term investments	84	(84)	-	-
Commercial receivables accounts
other receivable accounts	43,322	(43,322)	-	-
Other assets	909	(909)	-	-
Other long-term assets	-	44,315	44,315	13
	$8,368,775	$-	$8,368,775	$2,636
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$-	$369,823	$369,823	$116
Borrowings	310,486	(310,486)	-	-
Taxes, contributions and rates	16,773	(16,773)	-	-
Provisions	13,879	(13,879)	-	-
Accounts payable - current	298,148	(298,148)	-	-
Labor liabilities	12,230	(12,230)	-	-
Other liabilities	28,793	(28,793)	-	-
Current portion of long-term debt	-	310,486	310,486	98
	680,309	-	680,309	214
Long-term debt and credit facilities	-	3,427,738	3,427,738	1,080
Borrowings	3,427,738	(3,427,738)	-	-
Accounts payable	13,940	(13,940)	-	-
Provisions	103,064	(103,064)	-	-
Deferred income tax	683,425	(683,425)	-	-
Deferred income tax liabilities	-	683,425	683,425	215
Other long-term liabilities	-	117,004	117,004	37
	4,908,476	-	4,908,476	1,546
Equity	3,460,299	-	3,460,299	1,090
	$8,368,775	$-	$8,368,775	$2,636

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements

The following table summarizes reclassifications made to the Isagen statement of income for the year ended December 31, 2015 to conform to Brookfield Renewable’s presentation:

	As presented		Total adjusted	As presented
UNAUDITED	Isagen	Adjustments	Isagen	in Pro forma
(MILLIONS)	COP	COP	COP	US$
Revenues	$2,844,022	$-	$2,844,022	$1,035
Other income	26,984	(8,278)	18,706	7
Cost of sales	(1,752,593)	1,752,593	-	-
Direct operating costs	-	(1,671,713)	(1,671,713)	(608)
Administrative expenses	(153,535)	153,535	-	-
Other expenses	(31,974)	31,974	-	-
Financial income	76,845	(76,845)	-	-
Financial expense	(514,964)	514,964	-	-
Interest expense - borrowings	-	(386,245)	(386,245)	(141)
Depreciation	-	(241,274)	(241,274)	(88)
Other	-	(68,711)	(68,711)	(25)
Income before income taxes	494,785	-	494,785	180
Income tax
Current	(81,651)	-	(81,651)	(30)
Deferred	(115,753)	-	(115,753)	(42)
	(197,404)	-	(197,404)	(72)
Net income	$297,381	$-	$297,381	$108

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements

4. assets acquired and liabilities assumed in connection with the isagen ACQUISITION

For the purposes of the unaudited pro forma consolidated and combined financial statements, the acquisition of Isagen by Brookfield Renewable is accounted for as a business combination using the acquisition method of accounting. Accordingly, the assets and liabilities assumed are recorded at fair value, consistent with the policy described in Note 2(l) – Business combinations in Brookfield Renewable’s December 31, 2015 audited consolidated financial statements. The pro forma adjustments described below are based on estimates and assumptions made by management, all of which are preliminary and have been made solely for the purpose of preparing the unaudited pro forma consolidated and combined financial statements. Changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the final fair value determinations may differ from those set forth in the unaudited pro forma consolidated and combined financial statements and such adjustments may be material.

The accounting treatment for the initial acquisition of the 57.6% controlling interest in Isagen and separately assuming the subsequent acquisition of the 42.4% non-controlling interest under the MTOs are discussed in Note 2 – Basis of Preparation.

Aggregate consideration paid by the consortium was approximately $1.9 billion (COP 6.5 trillion) for the initial 57.6% interest. Brookfield Renewable’s initial investment is $225 million for an approximate 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners.  The financings are further discussed in Note 5 – Financing of acquisition and mandatory tender offers.

The following table summarizes, for the acquisition of 57.6% of Isagen, the preliminary estimated fair value of the assets acquired and liabilities assumed at the acquisition date, translated from COP to U.S. Dollars at December 31, 2015 exchange rate ($1 = COP 3,175):

(MILLIONS)		Total
Cash and cash equivalents		$120
Trade receivables and other current assets		205
Property, plant and equipment, at fair value	i	5,043
Other long-term assets		15
Accounts payable and accrued liabilities		(246)
Current portion of long-term debt	ii	(245)
Long-term debt	ii	(967)
Deferred income tax liabilities	iii	(1,077)
Other long-term liabilities		(158)
Fair value of net assets acquired		2,690
Goodwill	iv	653
		3,343
Non-controlling interests	v	(1,417)
		$1,926

The preliminary estimated fair values of the assets acquired and liabilities assumed incorporate the following significant assumptions and estimates made by the management:

i.    Property, plant and equipment, at fair value

Consistent with the policies described in Note 2(l) – Business combinations in Brookfield Renewable’s December 31, 2015 audited consolidated financial statements, Brookfield Renewable has initially

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements measured the power generating assets acquired from Isagen at their preliminary estimated fair value of $5,043 million. Accordingly, an adjustment of $2,730 million has been recorded in the unaudited pro forma consolidated and combined balance sheet as at December 31, 2015.

ii.   Long-term debt and current portion of long-term debt

Brookfield Renewable has initially measured the long-term debt assumed from Isagen as its preliminary estimated fair value of $1,212 million.

In accordance with the provisions relating to change in control in the debt covenant, $147 million of the existing long-term debt in Isagen has been reclassified to the current portion of long-term debt.

iii.  Deferred income tax liabilities

The $862 million deferred income tax adjustment reflects the impact due to the preliminary estimated fair value adjustment for property, plant and equipment.

iv.  Goodwill

The preliminary acquisition equation includes a deferred tax liability of $1,077 million.  The deferred tax liability arises because the tax bases of the Isagen net assets are significantly lower than their acquisition date fair value.  As required by IFRS 3, Business Combinations, this deferred tax liability is calculated in accordance with IAS 12, Income Taxes (“IAS 12”), and is not measured at fair value.  IAS 12 requires provision to be made for all differences between the carrying value of assets and liabilities acquired in a business combination and their tax base at their nominal amount, irrespective of whether or not this will result in additional (or less) tax being paid or when any tax cash flows may occur.  The fair value of the preliminary deferred tax liability would be lower than its nominal amount and Brookfield Renewable has determined that its preliminary estimate of goodwill is $653 million. Goodwill is not amortized and is not deductible for tax purposes.

v.   Non-controlling interests

Non-controlling interests in the amount of $1,417 million reflect the preliminary estimated fair value of the 42.4% ownership interest in Isagen not held by Brookfield Renewable and its co-investors based on an exchange rate of COP 3,368 per U.S. dollar. This amount was initially estimated to be $1,446 based on an exchange rate of COP 3,300 per U.S. dollar.

Isagen Public NCI shares

If the consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximate $1.4 billion (COP 4.8 trillion) would be invested by the consortium. Brookfield Renewable’s interest in Isagen would then increase to approximately 23% and a further approximate $400 million would be invested by Brookfield Renewable.  However, less than all of the remaining outstanding Isagen shares may be tendered to the MTOs therefore, Brookfield Renewable’s additional ownership interest and investment will depend on the number of Isagen shares tendered. The financings are further discussed in Note 5 – Financing of acquisition and mandatory tender offers.

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements

5.  Financing of acquisition and mandatory tender offerS

Cash and cash equivalents have been adjusted to reflect the net proceeds from credit facilities, capital contributed by non-controlling interests, and the payment of cash consideration for the acquisition of Isagen.

	Initial	MTOs
(MILLIONS)	57.6%	42.4%	100%
Non-recourse borrowings	$510	$240	$750
Non-controlling interests	1,244	806	2,050
Brookfield Renewable	225	400	625
	$1,979	$1,446	$3,425

Funding of the initial 57.6% interest in Isagen

Non-recourse borrowings

In January 2016, Brookfield Renewable and its institutional partners secured non-recourse financing in the amount of $750 million with respect to the Isagen Acquisition. The loans bear annual interest charges at a floating interest rate of the U.S. London Interbank Offered Rate (“LIBOR”) plus a margin of 250 basis points for U.S. denominated borrowings or Colombia Inter-bank Rate plus a margin of 350 basis points for COP denominated borrowings. All borrowings mature in January 2021. Brookfield Renewable and its institutional partners drew $510 million to partially fund their initial 57.6% interest in Isagen. This included a total of $200 million U.S. dollar borrowings and $310 million of COP-equivalent U.S. borrowings. Financing fees associated with the borrowings were $6 million and will be amortized over the term of the financing. An amount of $9 million has been restricted per the terms of the credit agreement.

Interest expense – borrowings have been adjusted to reflect interest relating to the non-recourse borrowings by $37 million and amortization of the financing fees by $1 million for the year ended December 31, 2015.

As the non-recourse borrowings bears interest at a variable rate, a 50 basis points change in interest rates would have a $3 million impact on Interest expense – borrowings for the year ended December 31, 2015.

Brookfield Renewable

In January 2016, Brookfield Renewable secured, independently of its institutional partners, a $500 million acquisition facility for the purposes of financing the Isagen Acquisition. The facility bears interest at a rate of LIBOR plus a margin of 120 basis points. Brookfield Renewable drew $225 million across the acquisition facility and available liquidity to partially fund its initial 57.6% interest in Isagen.

Refer to Note 15 – Long Term Debt and Credit Facilities in Brookfield Renewable’s audited consolidated financial statements as at December 2015 and 2014, and for each of the three-years ended December 31, 2015 for details on these corporate credit facilities.

Accordingly, Interest expense – borrowings has been adjusted to reflect interest relating to the drawings on the acquisition facility and from available liquidity  by $4 million for the year ended December 31, 2015.

As these facilities bear interest at a variable rate, a 50 basis points change in interest rates would have a $1 million impact on Interest expense – borrowings for the year ended December 31, 2015.

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements

Cash and cash equivalents

The excess cash raised over what was spent amounted to $20 million.

Participating non-controlling interests – in operating subsidiaries

The non-controlling interests in the amount of $1 million reflect the net income attributable to Brookfield Renewable’s co-investors of the initial 57.6% interest in Isagen.

Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable partnership units held by Brookfield and Limited partners’ equity

The unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2015 reflect an allocation of the net loss attributable to Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable partnership units held by Brookfield and Limited partners’ equity of $4 million and $4 million, respectively.

Funding of the Acquisition of the Isagen Public NCI Shares

The unaudited pro forma consolidated and combined financial statements assume the following drawings to partially fund the Isagen Public NCI shares:

Non-recourse borrowings

•          $240 million of the remaining available commitments is drawn as COP-equivalent U.S. dollars borrowings from the $750 million non-recourse borrowings. Financing fees associated with the borrowings would be $3 million.  An amount of $21 million has been restricted per the terms of the credit agreement

Brookfield Renewable

•         $400 million across the acquisition facility and available liquidity

Cash and cash equivalents

•         $20 million of excess cash raised over what was spent for the initial 57.6% interest was utilized

Interest expense – borrowings have been adjusted to reflect interest on the non-recourse borrowings, acquisition facility and available liquidity by $30 million and amortization for the financing fees by $1 million for the year ended December 31, 2015.

As the borrowings bear interest at a variable rate, a 50 basis points change in interest rates would have a $2 million impact on Interest expense – borrowings for the year ended December 31, 2015.

Participating non-controlling interests – in operating subsidiaries

The non-controlling interests in the amount of $2 million reflect the net income attributable to Brookfield Renewable’s co-investors of Isagen Public NCI shares.

Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable partnership units held by Brookfield and Limited partners’ equity

The unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2015 reflect an allocation of the net loss attributable to Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable partnership units held by Brookfield and Limited partners’ equity of $4 million and $6 million, respectively.

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements

6.  DEFERRED INCOME TAX

The unaudited pro forma consolidated and combined balance sheet as at December 31, 2015 includes $862 million of deferred tax liabilities relating to the preliminary estimated fair value adjustment for property, plant and equipment. The unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2015 includes $21 million as deferred tax recovery to reflect the impact on depreciation of the fair value adjustments to acquired property, plant and equipment.

7.  other

The unaudited pro forma consolidated and combined financial statements also reflect the following adjustments:

Management service fee

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”).

Under an agreement with Brookfield Renewable, Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee.  The fee is paid on a quarterly basis and has a fixed quarterly component and a variable component calculated as 1.25% of the increase in the total capitalization value of Brookfield Renewable over an initial reference value. As a result of the acquisition, the increase in total capitalization value is estimated to be $225 million (see Note 5 – Financing of acquisition and mandatory tender offers). Accordingly, the unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2015 reflect $3 million as an incremental management service fee attributable to the acquisition.

If all of the Isagen Public NCI shares are tendered under the MTOs, Brookfield Renewable’s proportionate share for the Isagen Public NCI shares would be partially funded through the non-recourse financing secured by Brookfield Renewable and its institutional partners and draws on credit facilities by Brookfield Renewable. As a result, there would be a further increase in the total capitalization value by $400 million.  Accordingly, the unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2015 reflect a further $5 million as an incremental management service fee attributable to the purchases of Isagen Public NCI shares.

Depreciation

The unaudited pro forma consolidated and combined statement of income for the year ended December 31, 2015 include $63 million as incremental depreciation to reflect the fair value adjustments related to acquired property, plant and equipment (see Note 4 – Assets acquired and liabilities assumed in connection with the Isagen acquisition).

Acquisition costs

The total acquisition costs related to the Isagen Acquisition of $18 million were expensed as incurred.  If all of the Isagen Public NCI shares are tendered under the MTOs, incremental acquisition costs would be $12 million.

Brookfield Renewable Energy Partners L.P.	Unaudited Pro forma Consolidated and Combined Financial Statements